

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005066

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/16/15

February 5, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-5-15

Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP
ngrabar@cgsh.com

Re: Kindred Healthcare, Inc.
Incoming letter dated January 16, 2015

Dear Mr. Grabar:

This is in response to your letter dated January 16, 2015 concerning the shareholder proposal submitted to Kindred by the UAW Retiree Medical Benefits Trust. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Kindred's intention to exclude the proposal from Kindred's proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Kindred may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Meredith Miller
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
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(212) 225-2000
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E-Mail: ngrabar@cgsh.com

January 16, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Kindred Healthcare, Inc. –
Shareholder Proposal of the UAW Retiree Medical Benefits Trust

Ladies and Gentlemen:

We are writing on behalf of our client, Kindred Healthcare, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company plans to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") the shareholder proposal and the statements in support thereof (the "Trust Proposal") submitted by the UAW Retiree Medical Benefits Trust (the "Trust") to the Company on December 2, 2014. A copy of the Trust Proposal is attached hereto as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Trust Proposal may properly be excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 using the Commission email address, shareholderproposals@sec.gov (in lieu of providing six copies of this letter pursuant to Rule 14a-8(j)). We are simultaneously forwarding a copy of this letter to the Trust as notice of the Company's intent to omit the Trust Proposal from the 2015 Proxy Materials.

The Trust Proposal

The Trust Proposal seeks a non-binding shareholder resolution to request that the Company's Board of Directors (the "Board") adopt, and present to the Company's shareholders for approval, amendments to the Company's by-laws to implement proxy access for director nominations. Under the Trust Proposal, the Company would be required to include in its proxy materials any person nominated for election to the board of directors by a shareholder or group of shareholders that collectively hold at least 3% of the Company's shares continuously for three years. Shareholder-nominated candidates appearing in the Company's proxy materials would not exceed one quarter of the directors then serving. The full text of the Trust Proposal is set forth in Exhibit A.

The Company Proposal

For the 2015 Annual Meeting, the Board plans to submit to shareholders and include in the 2015 Proxy Materials a Company-sponsored proposal (the "Company Proposal") seeking shareholder approval of a proxy access framework, under which the Company would be required to include in its proxy materials any person nominated for election to the board of directors by a shareholder owning 5% or more of the Company's common stock for at least three years. Under the framework in the Company Proposal, the Company would not be required to include in its proxy materials a number of shareholder nominees exceeding the greater of (a) one or (b) 10% of the Board, rounding down to the nearest whole number of Board seats. If shareholders approve the Company Proposal, the Company would then implement bylaws implementing the proxy access framework contemplated by the Company Proposal.

Basis for Exclusion

We believe that the Trust Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9), because the Trust Proposal directly conflicts with the Company Proposal.

Analysis

The Company may exclude the Trust Proposal under Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials. A shareholder proposal may be excluded under Rule 14a-8(i)(9) if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." See Exchange Act Release No. 40018, at n. 27 (May 21, 1998). Accordingly, a company may exclude a shareholder-sponsored proposal where it seeks to address a similar right or matter as a company-sponsored proposal even if the terms of the two proposals are different or conflicting.

The Company Proposal, like the Trust Proposal, addresses the inclusion of shareholder nominees in the Company's proxy statement. The Company Proposal provides for inclusion of a nominee of any shareholder (rather than a shareholder or a group of shareholders, under the Trust Proposal) owning 5% or more of the Company's shares for three years (rather than 3% of the Company's shares for three years, under the Trust Proposal), with a cap on the number of shareholder-nominated candidates that would be included in the Company's proxy statement equal to the greater of (a) one or (b) 10% of the Board, rounding down to the nearest whole number of Board seats (rather than a cap of 25% of the Board, under the Trust Proposal). The elements of the Company Proposal and the Trust Proposal conflict with respect to (i) whether a nominee of a group of shareholders must be included, (ii) the required share ownership percentage, and (iii) the cap on the total number of shareholder nominees who must be included. The conflicting proposals cannot be implemented simultaneously, so submitting the Trust Proposal and the Company Proposal at the 2015 Annual Meeting would present alternative and conflicting decisions for the Company's shareholders that could produce inconsistent and ambiguous results.

The Staff has recently granted no-action relief under Rule 14a-8(i)(9) with respect a shareholder-sponsored proxy access proposal that conflicted with a company-sponsored proxy access proposal. See Whole Foods Market, Inc. (December 1, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for one or more holders of 3% of the company's outstanding common stock for three years to make board nominations for up to 20% of the company's board seats or not less than two directors in the company's proxy materials when a company-sponsored proposal would permit a single shareholder owning 9% of the company's common stock for five years to make board nominations for the greater of one director or 10% of the company's board seats in the company's proxy materials).

Conclusion

For the foregoing reasons, the Company believes it may exclude the Trust Proposal from the 2015 Proxy Materials under Rule 14a-8(i)(9) and respectfully requests that the Staff not recommend enforcement action if the Company does so. If the Staff does not concur with the Company's position, the Company requests an opportunity to confer with the Staff concerning the Trust Proposal prior to the issuance of a response.

The Company asks the Trust to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call me at (212) 225-2414 or e-mail me at ngrabar@cgsh.com.

Very truly yours,



Nicolas Grabar

Enclosure

cc: Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust
by e-mail: mamiller@rhac.com

UAW RETIREE
Medical Benefits Trust

Exhibit A

December 5, 2014

Stephen Farber
Executive Vice President, Chief Financial Officer
Kindred Healthcare, Inc.
680 South Fourth Street,
Louisville, Kentucky 40202-2412

Dear Mr. Farber:

The purpose of this letter is to submit the attached shareholder resolution sponsored by the UAW Retiree Medical Benefits Trust ("Trust") for inclusion in Kindred Healthcare, Inc.'s (the "Company") proxy statement for the 2015 Annual Meeting of Stockholders.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2015 annual meeting. Proof of ownership will be sent by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

Please contact me at (734) 887-4964 or via email at mamiller@rhac.com if you have any questions or would like to further discuss the issues raised herein.

Sincerely,



Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

Resolved: Shareholders of Kindred Healthcare, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a sharehodler or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nomined candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) given the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."
- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/dio/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy, Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



Dan Sacramone

Client Service Officer
STATE STREET BANK
State Street Global Services/IIS
Crown Colony Office Park
1200 Crown Colony Drive
Mail Stop CC1-5S
Quincy, Massachusetts 02169
DNSacramone@statestreet.com

TEL 1-617-537-0151
FAX· 1-617-769-6695

DATE: December 8, 2014

Stephen Farber
Executive Vice President, Chief Financial Officer
Kindred Healthcare, Inc.
680 South Fourth Street,
Louisville, Kentucky 40202-2412

Re: Shareholder Proposal Record Letter for Kindred Healthcare (cusip 494580103)

Dear Mr. Farber:

State Street Bank and Trust Company is custodian for **19,534 shares of Kindred Healthcare** common stock held for the benefit of the UAW Retiree Medical Benefits Trust (the "Trust"). The Trust has continuously owned at least 1% or $2,000 in market value of the Company's common stock for at least one year through December 5, 2014. The Trust continues to hold the requisite number of shares of the Company's stock.

As custodian for the Trust, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). CEDE + CO., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me at 617-985-9509.

Sincerely,

Dan Sacramone